[BLANK ROME LLP LETTERHEAD]

Phone:	(212) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

April 26, 2010

Keith A. O’Connell

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Spirit of America Investment Fund, Inc. (the “Company”)
SEC File Numbers: 333-27925/811-08231

Dear Mr. O’Connell:

On behalf of the Company, this letter is in response to the telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided on April 23, 2010, regarding the Company’s Post-Effective Amendment No. 23 (“PEA No. 23”) under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) applicable to each of its underlying series (the “Funds”). PEA No. 23 was filed on February 26, 2010 to conform each Fund’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239 and 274. Per your request, we are providing to you a copy of the relevant pages of the proposed Post-Effective Amendment No. 24 (“PEA No. 24”) to the Registration Statement marked to reflect changes from PEA No. 23 made in response to your comments.

We have set forth below, in boldface type, the text of each comment, followed by the Company’s responses.

1.    Comment. In accordance with Form N-1A, please revise the line item in each Fund’s fee table that reads, “Contract Fee and Operating Waiver” to read “Fee Waiver and/or Expense Reimbursement.

Response: The Company has revised the table accordingly.

Keith A. O’Connell

April 26, 2010

2.    Comment. The Commission notes that the relevant footnote to each Fund’s fee table does not exclude Acquired Fund Fees and Expenses (“AFFE”) from the contractual fee waiver. If the Company intends to exclude any AFFE that may be incurred, revise the disclosure to explicitly exclude AFFE from the waiver. Also, please clarify the name of the agreement referred to in this footnote as “this Agreement.”

Response: The Company does not intend to incur any AFFE, but to the extent it incurs AFFE in the future, it would not be excluded from the contractual fee waiver under the Operating Expenses Agreement. The Company has clarified in the footnote that the Operating Expense Agreement can be terminated at any time by the Board of Directors by providing 60 days notice to the Adviser and that the Adviser can decline to renew the Agreement at the end of its term by providing the Board with 30 days written notice.

3.    Comment. Disclose the website address where shareholders can access updated performance information, if applicable, in each Summary Section.

Response: The Funds do not provide updated performance information to its shareholders on a website, so no additional disclosure has been made in response to this Comment.

4.    Comment. Please revise the references to concentration on pages 23 and 26 to more accurately reflect lack of diversification rather than concentration.

Response: The Company has revised the disclosure accordingly.

5.    Comment. On page 27, the term DLA is first used, but not previously defined, please define the term at first use. Also, please delete the sentence about David Lerner under the sub-heading “Portfolio Managers” because he is not a portfolio manager.

Response: The Company has set forth that DLA is the defined term for David Lerner Associates, Inc. (“DLA”) at its first use on page 27 and deleted the sentence requested.

6.    Comment. Under “Legal Proceedings,” please revise to reflect that Mr. Mason has submitted a response to the Wells Notice demonstrating why he believes enforcement proceedings are unwarranted.

Response: The Company has revised the disclosure as requested.

Keith A. O’Connell

April 26, 2010

Statement of Additional Information

7.    Comment. On page 12 of the SAI, please add “the Board believes” to the following sentence as noted, “Accordingly, the Board believes his participation in the Board’s deliberations helps assure that the Board’s decisions are informed and appropriate.”

Response: The Company has revised the sentence as requested.

8.    Comment. On page 18 of the SAI, add “it believes” to the following sentence as noted, “DLA submitted a response to the Wells Notice demonstrating why it believes enforcement charges are unwarranted.”

Response: The Company has revised the sentence as requested.

*    *    *    *    *    *     *    *    *    *

On behalf of the Company, Joseph Pickard, Chief Compliance Officer, acknowledged by letter under separate cover dated and filed on April 21, 2010, that: in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement; the Staff’s comments or changes in disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and it will not assert the Staff’s review process as defense in any action by the Commission or any securities related litigation against the Company.

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.

Very truly yours,

/s/ Mary K. Stokes

Mary K. Stokes